SEC

19012286

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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PUBLIC

SEC FILE NUMBER
8- 67515

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/18** (MM/DD/YY) AND ENDING **12/31/18** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **PINNACLE INVESTMENTS, LLC**

Official Use Only
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

507 PLUM STREET, SUITE 120
(No. and Street)

SYRACUSE	**NEW YORK**	**13204**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RYAN W. YORK, CEO	**(315) 251-1101**
	(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DANNIBLE & MCKEE, LLP

221 S. WARREN ST.	**SYRACUSE**	**NY**	**13202**
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section FEB 13 2019 Washington DC 413

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, **Ryan W. York**, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Pinnacle Investments, LLC**, as of **December 31, 2018**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Melanie A Wyam
01WY6315878
Notary Public, State of New Yo
Qualified in Cayuga County
My commission expires DECEMBER 1st 2022

ature

CEO
Title

Melanie A Wyant

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the Securities Investor Protection Corporation Supplemental Report
- ☐ (n) Report on management's assertion letter regarding 15c3-3 Exemption Report
- ☐ (o) Management's assertion letter regarding 15c3-3 Exemption Report

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PINNACLE INVESTMENTS, LLC

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2018

Assets

Assets:	
Cash and cash equivalents (Note 2)	$ 579,023
Cash deposited with clearing organization (Note 3)	100,000
Marketable securities at market value (Note 4)	8,679
Receivable from broker-dealers, net (Note 5)	349,509
Prepaid expenses	43,222
Due from related parties (Note 10)	68,139
Furniture and equipment, net (Note 6)	13,472
Total assets	$ 1,162,044

Liabilities and Member's Equity

Liabilities:	
Deferred revenue (Note 8)	$ 496,182
Accrued expenses and other liabilities	575,738
Total liabilities	1,071,920
Member's equity:	90,124
Total liabilities and member's equity	$ 1,162,044